UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification of Director and PDMRs' Interests

Below are details of purchases (made under the Company's Non-Executive Directors' Share Purchase Plan) of Pearson plc ordinary shares of 25p each and American Depositary Receipts (ADRs) made on the London and New York Stock Exchanges on behalf of the Company's Chair and Non-Executive Directors on 31st March 2022:

Name of Director	No. of Shares Purchased	Price per Share*	Total Holding Following Notification
Sherry Coutu	1,013	£7.59	7,579
Graeme Pitkethly	558	£7.59	9,720
Tim Score	4,520	£7.59	59,113
Annette Thomas	956	£7.59	956
Lincoln Wallen	1,041	£7.59	14,531

Name of Director	No. of ADRs Purchased	Price per ADR*	Total Holding Following Notification
Esther Lee	305	$10.04	305
Linda Lorimer	1,094	$10.04	16,529
Sidney Taurel	7,876	$10.04	242,770

* rounded to two decimal places.

The following notifications, made in accordance with the requirements of the UK Market Abuse Regulation, give further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sherry Coutu
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £7.59 per share	1,013
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 1,013 shares Aggregated price: £7,688.67
e)	Date of the transaction	31 March 2022
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £7.59 per share	558
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 558 shares Aggregated price: £4,235.22
e)	Date of the transaction	31 March 2022
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tim Score
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £7.59 per share	4,520
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 4,520 shares Aggregated price: £34,306.80
e)	Date of the transaction	31 March 2022
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Annette Thomas
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £7.59 per share	956
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 956 shares Aggregated price: £7,256.04
e)	Date of the transaction	31 March 2022
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lincoln Wallen
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: £7.59 per share	1,041
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 1,041 shares Aggregated price: £7,901.19
e)	Date of the transaction	31 March 2022
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Esther Lee
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: $10.0365 per ADR	305
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 305 ADRs Aggregated price: $3,061.13
e)	Date of the transaction	31 March 2022
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Linda Lorimer
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: $10.0365 per ADR	1,094
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 1,094 ADRs Aggregated price: $10,979.93
e)	Date of the transaction	31 March 2022
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sidney Taurel
2	Reason for the notification
a)	Position/status	Chair
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Purchase of shares arising from Company's Non-Executive Directors' Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Purchase price: $10.0365 per ADR	7,876
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 7,876 ADRs Aggregated price: $79,047.47
e)	Date of the transaction	31 March 2022
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 4 April 2022
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary